UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)

Huntsman Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

447011 10 7

(CUSIP Number)

Ronald G. Moffitt, 201 South Main Street, Suite 1100, Salt Lake City, Utah 84111, (801) 328-3131

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Huntsman Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,942,067 shares of Common Stock

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 11,942,067 shares of Common Stock

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,942,067 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.297%

14.	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

This Amended Statement on Schedule 13D, a second amendment to the November 30, 2017 Amended and Restated Schedule 13D, as of the date hereof (this “Statement”), is being filed by The Huntsman Foundation, a Utah nonprofit corporation (“Huntsman Foundation”). Huntsman Foundation, is sometimes referred to as the “Reporting Person.” In this Schedule 13D, the “Company” refers to Huntsman Corporation, a Delaware corporation, and “Shares” refers to shares of Common Stock, $0.01 par value per share, of the Company.

This Statement is filed pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With the sale of Shares on October 28, 2019, the Reporting Person reached a disposition level of more than 1% of its beneficial ownership from sales of Shares throughout 2019, constituting a reportable material change.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and restated as follows:

(a)         (i)                                     Aggregate number of shares beneficially owned: See Row 11 of cover page for the Reporting Person.

(ii)                                  Percentage: See Row 13 of cover page for the Reporting Person.

(b)         (i)                                     Sole power to vote or to direct vote: See Row 7 of cover page for the Reporting Person.

(ii)                                  Shared power to vote or to direct vote: See Row 8 of cover page for the Reporting Person.

(iii)                               Sole power to dispose or to direct the disposition: See Row 9 of cover page for the Reporting Person.

(iv)                              Shared power to dispose or to direct disposition: See Row 10 of cover page for the Reporting Person.

(c)           The Reporting Person engaged in the following transactions with respect to the Shares within the last 60 days:

(i)                                     Huntsman Foundation sold (a) 44,880 Shares into the open market at a weighted average price of $23.1485 per Share on October 28, 2019; (b) 120,850 Shares into the open market at a weighted average price of $23.098 per Share on November 4, 2019; and (c) 167,478 Shares into the open market at a weighted average price of $24.000 per Share on November 5, 2019. These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended.

(d)          Not applicable.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 16, 2019	THE HUNTSMAN FOUNDATION

	By:	/s/ Thomas E. Muir
	Name:	Thomas E. Muir
	Title:	Vice President